UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2014

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 1-7707

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE MEDTRONIC PUERTO RICO EMPLOYEES' SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Medtronic, Inc.
710 Medtronic Parkway
Minneapolis, MN 55432

Required Information

1.	The Medtronic Puerto Rico Employees' Savings and Investment Plan Financial Statements and Supplemental Schedule as of April 30, 2014 and 2013

2.	Exhibit 23
Consent of Independent Registered Public Accounting Firm – McGladrey LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MEDTRONIC PUERTO RICO EMPLOYEES' SAVINGS AND INVESTMENT PLAN

Dated: October 21, 2014	By:	/s/ Carol A. Surface
Carol A. Surface Senior Vice President and Chief Human Resources Officer

The Medtronic Puerto Rico Employees' Savings and Investment Plan
Index to Financial Statements

Report of Independent Registered Public Accounting Firm

Financial Statements:
Statements of Net Assets Available for Benefits as of April 30, 2014 and 2013
Statement of Changes in Net Assets Available for Benefits for the year ended April 30, 2014
Notes to Financial Statements

Supplemental Schedule:
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of April 30, 2014

Note:
Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Qualified Plan Committee
The Medtronic Puerto Rico Employees’ Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of The Medtronic Puerto Rico Employees’ Savings and Investment Plan (the Plan) as of April 30, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended April 30, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of April 30, 2014 and 2013, and the changes in net assets available for benefits for the year ended April 30, 2014, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of April 30, 2014, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP
Minneapolis, Minnesota
October 21, 2014

The Medtronic Puerto Rico Employees’ Savings and Investment Plan
Statements of Net Assets Available for Benefits
(in 000’s)

	April 30,
	2014	2013
Investments at fair value (Notes 2, 3, 4, and 5):
Plan's interest in the Medtronic, Inc. Master Trust Fund (Note 5)	$31,552	$32,846
Collective trusts	42,434	30,306
Registered investment companies	27,338	23,466
Total investments	101,324	86,618
Receivables:
Employer contributions	1,002	1,541
Notes receivable from participants	3,938	3,254
Total receivables	4,940	4,795
Net assets reflecting investments at fair value	106,264	91,413
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	(563)	(1,147)
Net assets available for benefits	$105,701	$90,266

See accompanying notes to the financial statements.

The Medtronic Puerto Rico Employees’ Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
(in 000’s)

Year Ended
April 30, 2014
Investment income:
Net appreciation in fair value of registered investment companies and collective trusts (Note 3)	$7,342
Plan’s interest in the Medtronic, Inc. Master Trust Fund income (Note 5)	1,155
Interest and dividends	1,009
Total investment income	9,506
Interest income on notes receivable from participants	113
Contributions:
Employer	8,658
Participant	6,849
Total contributions	15,507
Deductions:
Benefits paid	(9,622)
Administrative expenses	(69)
Total deductions	(9,691)
Net increase	15,435
Net assets available for benefits:
Beginning of year	90,266
End of year	$105,701

See accompanying notes to the financial statements.

The Medtronic Puerto Rico Employees’ Savings and Investment Plan
Notes to Financial Statements (in 000’s)

Note 1 - Description of Plan

The following description of The Medtronic Puerto Rico Employees’ Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General and Eligibility

The Plan is a contributory defined contribution plan created by Medtronic, Inc. (the Parent Company). The Plan seeks to assist employees to increase retirement savings and financial security upon retirement.

Generally, the Plan is available to all eligible regular full-time and part-time employees of Medtronic Puerto Rico Operations Company – Puerto Rico Branch (the Company). Immediately upon hire, eligible employees may begin contributing to the Plan and receive employer matching contributions. Eligible employees are also eligible to receive profit sharing contributions made by the Company after completing one year of service in a consecutive twelve month period, as defined by the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Administration of Plan Assets

The Qualified Plan Committee (the Committee) of the Parent Company monitors, manages, and oversees the investment choices of the Plan and provides certain other plan administrative functions. The Committee appointed Banco Popular de Puerto Rico (the Trustee) as trustee of the Plan assets. Transactions are executed by the Trustee, as directed by the Committee in its capacity as Plan Administrator. Vanguard Fiduciary Trust Company (Vanguard Trust) has been appointed as Recordkeeper for the Plan and to provide participant services, education, and communication services. Vanguard Trust maintains a separate account in the name of each participant in the Plan to record the assets allocated to the participant and the earnings and losses thereon, and an allocation of administrative expenses, as defined in the Plan document.

Contributions

The Plan provides a regular savings program for the employees of the Company under which participants, may contribute 1% to 75% of their eligible compensation to the Plan through pre-tax payroll deductions, subject to statutory limits. Effective October 1, 2014, the minimum contribution percentage was raised to 2%. New employees hired prior to October 1, 2014 were automatically enrolled at a contribution rate of 3% of their eligible compensation, unless elected otherwise by the employee. Beginning October 1, 2014, new employees are automatically enrolled at a contribution rate of 6% of their eligible compensation, unless elected otherwise by the employee. This automatic enrollment occurs 60 days after the employee becomes eligible to participate, as defined above. The participant contribution rate will increase annually at a rate of 1% until the participant reaches a maximum contribution rate of 10%, subject to statutory limits. Employees who do not wish to participate in the Plan have the option to opt out within the 60 days prior to automatic enrollment in the Plan.

Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions.

Participants direct their contributions into various investment options offered by the Plan. The participants may change their investment decisions at any time by contacting Vanguard Trust. However, any funds exchanged out of the Interest Income Fund (which is included in the Medtronic, Inc. Master Trust Fund) must remain invested in another investment alternative for a period of at least three months before being moved to the Vanguard Inflation-Protected Securities Fund: Institutional Shares. In addition, participants who exchange any amount out of a mutual fund must wait 60 calendar days before exchanging back into the same fund.

Employer matching contributions are based on each participant’s contributions up to 6% of eligible compensation, and range from 50% to 150% of these contributions, depending upon the achievement of certain Company performance goals. Employer matching contributions in excess of the minimum of the range (50%) are made only to participants that are employees of the Company as of the last day of the fiscal year. This employment requirement does not apply to those participants that prior to the end of the fiscal year have died or have had termination of employment either on or after the participant (i) attained age 55 and completed ten years of service or (ii) attained age 62 regardless of years of service. Participants direct the investment of their Company matching contributions into the same investment options available for their elective contributions.

The Company’s matching cash contributions to participants’ accounts were $3,748, net of forfeitures, for fiscal year 2014.

The Medtronic Puerto Rico Employees’ Savings and Investment Plan
Notes to Financial Statements (in 000’s)

Additionally, profit sharing contributions made by the Company equal 5% of the qualified participant’s eligible compensation, as defined in the Plan agreement. Participants direct the Company profit sharing contributions to the same investment options offered for their elective contributions. For fiscal year 2014, the Company’s profit sharing contributions to participants’ accounts were $4,910.

Subject to prior discretionary approval of the Plan Administrator and subject to Plan provisions, a participant may contribute amounts to the Plan from another qualified plan (rollover contributions).

Vesting and Forfeitures

Participants are 100% vested in their contributions, including earnings and losses thereon, at all times. Active participants vest in Company contributions, including earnings and losses thereon, at a rate of 20% per year and become fully vested in all Company matching contributions after five years. Participants also become fully vested upon normal retirement date, death, total disability, termination of the Plan, or complete discontinuance of employer contributions. Employees are 100% vested in the profit sharing contributions, which are made by the Company, including earnings and losses, at all times.

Nonvested account balances of terminated employees are forfeited. However, the employer matching contributions are restored if a terminated employee returns to the Company within five years of termination. The balances of forfeited nonvested accounts as of April 30, 2014 and 2013 were $119 and $98, respectively. Forfeited nonvested accounts may be used at the Plan Administrator’s election to reduce any reasonable administrative expenses of the Plan or reduce employer contributions. During fiscal year 2014, forfeited nonvested accounts of $58 were used by the Plan Administrator for these items.

Distributions

Active participants may request a partial or total cash withdrawal of their after-tax contributions account, rollover contributions account, and the vested portion of their employer matching contributions account. The vested employer matching contributions are only distributed for a demonstrated financial need related to health, education, or welfare of the Participant or the Participant’s dependents.

Upon termination, retirement, or total disability, participants may receive distribution of their account in a lump sum payment.

Active participants may also take hardship withdrawals from their pre-tax contributions account if they incur immediate and severe financial needs that cannot be met through other available sources in the Plan, including available note provisions. The amount of hardship withdrawal cannot exceed the amount of financial need and will be taxed upon distribution with a 10% penalty tax imposed.

Upon the death of a participant, vested balances are paid to the designated beneficiary, or if no beneficiary has be designated, the balance is paid according to the terms and conditions of the Plan. The beneficiary has the option to take the Medtronic, Inc. common stock in-kind or as cash.

Notes Receivable from Participants

Participants are limited to one outstanding note at a time and can borrow up to 50% of their vested account balance, not to exceed the maximum note amount of $50. The minimum note amount is $1. Notes are repaid through payroll deductions in equal amounts, typically over one to five years. The notes are collateralized by the balance in the participant’s account. The interest rate is the prime rate as received by Vanguard Trust from Reuters at the beginning of the month in which the proceeds of the note are paid to the borrower and remains fixed for the duration of the note. At April 30, 2014, notes receivable from participants were due at various dates through May 2019, with interest rates ranging from 3.25% to 8.25%.

Plan Termination

The Plan provides that the Board of Directors of Medtronic, Inc. can terminate the Plan. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated and there is not a successor plan, participants would become fully vested in their accounts. Benefits would be distributed at that time in accordance with the Plan provisions.

The Medtronic Puerto Rico Employees’ Savings and Investment Plan
Notes to Financial Statements (in 000’s)

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and the changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Investment Income Recognition

The Plan’s investments are stated at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Notes 4 and 5 for discussion of fair value measurements.

Interest income is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date. Realized gains and losses related to sales of investments are recorded on a trade-date basis, and unrealized gains and losses are recorded based on the fair values as of the reporting date.

Investment Contracts

The Medtronic, Inc. Master Trust Fund, through its investment in the Interest Income Fund, invests in fully benefit-responsive investment contracts including both traditional guaranteed investment contracts (GICs) as well as synthetic GICs. The Interest Income Fund is credited with earnings from these contracts and charged for participant withdrawals and administrative expenses. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are generally reviewed on a quarterly basis for resetting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in fully benefit-responsive investment contracts through the Medtronic, Inc. Master Trust Fund. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for fully benefit-responsive contracts.

The terms of fully benefit-responsive investment contracts generally provide for settlement of payments upon maturity of the contract, termination of the contract, or total liquidation of the covered investments. However, fully benefit-responsive contracts also provide guarantees from the issuers to redeem at contract value all bona fide employee benefit related payment requests made by the Plan, if Plan cash levels are insufficient to meet those requests. Generally, benefit payments requested by the Plan under this “benefit responsive” provision will be made pro-rata, based on the percentage of investments covered by each issuer.

A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate term fixed income securities. The Plan purchases a wrapper contract from a financial services institution. A synthetic GIC credits a stated interest rate for a specified period of time. Investment gains and losses from the underlying investments in the synthetic GIC are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is impacted by the change in the annual effective yield to maturity of the underlying securities, and is affected by the differential between the

The Medtronic Puerto Rico Employees’ Savings and Investment Plan
Notes to Financial Statements (in 000’s)

contract value and the market value of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate is adjusted periodically usually either monthly or quarterly, but in no event is the crediting rate less than 0%.

Synthetic investment contracts generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long term credit rating below a threshold set forth in the contract; is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan was unable to obtain a replacement investment contract, withdrawing plans may experience losses if the value of the Plan’s assets no longer covered by the contract are below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value.

Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (i.e. replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan, or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Because traditional GICs and synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

	Fiscal Year
	2014	2013
Average yields for GICs and Synthetic GICs:
Based on actual earnings	1.9%	2.4%
Based on interest rate credited to participants	1.7%	2.1%

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of April 30, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

Plan expenses, excluding fees on participant notes, are paid by the Plan. Forfeitures may be used to pay such expenses. Plan expenses may also be paid for by the Company and are excluded from these financial statements. Such expenses consist of

The Medtronic Puerto Rico Employees’ Savings and Investment Plan
Notes to Financial Statements (in 000’s)

trustee and account maintenance fees. Participants with notes pay an origination and annual loan fee for loan administration and maintenance from their respective Plan accounts. Investment related expenses are included in net appreciation in fair value of investments.

Payment of Benefits

Benefit payments are recorded upon distribution.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the 2014 Statement of Net Assets Available for Benefits.

Concentration of Market Risk

As of April 30, 2014 and 2013, approximately 3.2% and 2.7%, respectively, of the Plan’s assets were invested in the common stock of Medtronic, Inc. The underlying value of the Medtronic Common Stock Fund, which is part of the Medtronic, Inc. Master Trust Fund, is entirely dependent on the performance of Medtronic, Inc. and the market’s evaluation of such performance. It is reasonably possible that changes in the fair value of Medtronic, Inc. common stock could materially affect participants’ account balances and the amounts reported in the 2014 Statement of Net Assets Available for Benefits.

Note 3 - Investments

Individual investments representing five percent or more of the Plan’s assets are as follows:

	April 30,
	2014	2013
Registered investment companies:
Vanguard Wellington Fund Admiral Shares	$8,445	$7,276
Vanguard Institutional Index Fund Plus Shares	6,824	5,557
Collective trusts:
Vanguard Target Retirement 2035 Trust I	8,402	5,823
Vanguard Target Retirement 2040 Trust I	8,080	5,346
Vanguard Target Retirement 2045 Trust I	6,214	*
Plan’s interest in Medtronic, Inc. Master Trust Fund	31,552	32,846
 * Investment represented less than 5% of Plan assets in the year indicated.

During fiscal year 2014, the Plan's investments in registered investment companies and collective trusts (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Year Ended
April 30, 2014
Net appreciation in fair value during year:
Collective trusts	$4,932
Registered investment companies	2,410
$7,342

Note 4 - Fair Value Measurements

Under the authoritative guidance for fair value measurements, fair value is defined as an exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The authoritative guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable

The Medtronic Puerto Rico Employees’ Savings and Investment Plan
Notes to Financial Statements (in 000’s)

inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability, developed based on market data obtained from sources independent of the Plan. Unobservable inputs are inputs that reflect the Plan’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The categorization of financial assets and financial liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is broken down into three levels defined as follows:

•  Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities. The Plan’s Level 1 assets include common stocks.

•  Level 2 - Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly. The Plan’s Level 2 assets include investments in GICs, registered investment companies (mutual funds), and collective trusts.

•  Level 3 - Inputs are unobservable inputs for the asset or liability.

The following is a description of the valuation methodologies used for assets, held outside of the Plan’s interest in the Medtronic, Inc. Master Trust Fund, measured at fair value. There have been no changes in the methodologies used at April 30, 2014 and 2013.

Registered investment companies: Valued based on the year-end net asset values (NAV) of the investment vehicles. The net asset values of the investment vehicles are based on the fair values of the underlying investments valued at the closing price reported in the active markets in which the individual security is traded.

Collective Trusts: Valued at the NAV of units of a collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The Plan reviews the fair value hierarchy classification on an annual basis. Changes in the ability to observe valuation inputs may result in a transfer between levels for certain securities within the fair value hierarchy. The Plan’s policy is to recognize transfers into and out of levels within the fair value hierarchy at the end of the fiscal year in which the actual event or change in circumstances that caused the transfer occurs. There were no transfers between Level 1, Level 2, or Level 3 resulting from changes in valuation inputs or methods during the fiscal years ended April 30, 2014 or 2013.

The methods described above may produce fair values that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Medtronic Puerto Rico Employees’ Savings and Investment Plan
Notes to Financial Statements (in 000’s)

The following tables provide information by level for investments that are measured at fair value on a recurring basis. The following table does not include the Plan’s interest in the Medtronic, Inc. Master Trust Fund because that information is presented in a separate table (see Note 5).

	Fair Value at	Fair Value Measurements Using Inputs Considered as
	April 30, 2014	Level 1	Level 2	Level 3
Registered investment companies:
U.S. equity	$13,492	$—	$13,492	$—
Balanced	8,445	—	8,445	—
Fixed income	3,432	—	3,432	—
International equity	1,850	—	1,850	—
Money market funds	119	—	119	—
Collective trusts:
Balanced	42,434	—	42,434	—
	$69,772	$—	$69,772	$—

	Fair Value at	Fair Value Measurements Using Inputs Considered as
	April 30, 2013	Level 1	Level 2	Level 3
Registered investment companies:
U.S. equity	$10,546	$—	$10,546	$—
Balanced	7,276	—	7,276	—
Fixed income	4,080	—	4,080	—
International equity	1,466	—	1,466	—
Money market funds	98	—	98	—
Collective trusts:
Balanced	30,306	—	30,306	—
	$53,772	$—	$53,772	$—

The following tables summarize investments measured at fair value based on NAV per share.

	Fair Value at		Unfunded Commitments	Redemption Frequency	Redemption Notice Period
	April 30, 2014	April 30, 2013
Registered investment companies	$27,338	$23,466	(a)	(a)	(a)
Collective trusts	42,434	30,306	(b)	(b)	(b)

(a)
Registered investment companies include investments in mutual funds with varying objectives including growth, capital appreciation, and income. The underlying holdings differ across each fund but include a mix of U.S. and international common stocks, and fixed income securities. These investments can be redeemed daily and there are currently no redemption restrictions or unfunded commitments on these investments.

(b)
Collective trusts share the common goal of growth and preservation of principal. The collective trusts indirectly invest in a mix of U.S. and international common stocks, and fixed income securities through holdings in various mutual funds. These investments can be redeemed daily and there are currently no redemption restrictions or unfunded commitments on these investments.

Note 5 - Plan’s Interest in the Medtronic, Inc. Master Trust Fund

Certain assets of the Plan are invested in the Medtronic, Inc. Master Trust Fund which also includes certain assets of the Medtronic, Inc. Savings and Investment Plan (also known as the "Medtronic, Inc. 401(k) Plan"). The Plan’s Recordkeeper maintains a separate account for the associated Plan assets and liabilities held within the Medtronic, Inc. Master Trust Fund. At April 30, 2014 and 2013, the Plan’s interest in the net assets of the Medtronic, Inc. Master Trust Fund was 2.7% and 3.1%, respectively.

The Medtronic Puerto Rico Employees’ Savings and Investment Plan
Notes to Financial Statements (in 000’s)

The Medtronic, Inc. Master Trust Fund is invested in three funds — the Medtronic Common Stock Fund, the Medtronic ESOP Fund, and the Interest Income Fund. The Medtronic Common Stock Fund and Medtronic ESOP Fund are both fully invested in Medtronic, Inc. common stock. The investments in the Interest Income Fund (Medtronic GIC) consist of GICs issued by financial institutions, synthetic investment contracts issued by financial institutions which are backed by investment-grade, fixed-income securities and bond mutual funds, and money market securities.

Interfund transfers within the master trust generally relate to transfers initiated by participants of their account balances either into Plan investment options which are part of the Medtronic, Inc. Master Trust Fund or into other Plan investment options which are not part of the Medtronic, Inc. Master Trust Fund.

The financial data of the Medtronic, Inc. Master Trust Fund is as follows:

Medtronic, Inc. Master Trust Fund
Statements of Master Trust Assets

	April 30,
	2014	2013
Investments, at fair value:
Medtronic, Inc. common stock	$664,033	$571,046
Medtronic GIC	499,641	495,609
Medtronic, Inc. Master Trust Fund assets, at fair value	1,163,674	1,066,655
Adjustment from fair value to contract value relating to fully benefit-responsive investment contracts	(9,914)	(18,581)
Medtronic, Inc. Master Trust Fund assets	$1,153,760	$1,048,074
Plan's interest in the Medtronic, Inc. Master Trust Fund, at fair value	$31,552	$32,846

Medtronic, Inc. Master Trust Fund
Statement of Changes in Master Trust Assets

Year Ended
April 30, 2014
Investment income:
Interest	$8,265
Dividends on Medtronic, Inc. common stock	6,599
Net appreciation in fair value of investments	143,595
Total investment income	158,459
Administrative expenses	(222)
Total income	158,237
Employer contributions	17,139
Interfund transfers, net	(69,690)
Net increase	105,686
Medtronic, Inc. Master Trust Fund assets
Beginning of year	1,048,074
End of year	$1,153,760

The net appreciation in the fair value of the Medtronic, Inc. Master Trust Fund investments for fiscal year 2014, including gains and losses on investments purchased and sold, as well as unrealized gains and losses on those held during the year, relate to investments in Medtronic, Inc. common stock only.

Following is a description of the valuation methodologies used for assets measured at fair value. There has been no change in the methodologies used at April 30, 2014 and 2013. For further information regarding fair value measurements see Note 4.

The Medtronic Puerto Rico Employees’ Savings and Investment Plan
Notes to Financial Statements (in 000’s)

Medtronic, Inc. common stock: Valued at the closing price reported in the active market in which the individual security is traded.

Medtronic GIC: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.

The following tables provide information by level for the Medtronic, Inc. Master Trust's investments that are measured at fair value on a recurring basis.

	Fair Value at	Fair Value Measurements Using Inputs Considered as
	April 30, 2014	Level 1	Level 2	Level 3
Medtronic, Inc. common stock	$664,033	$664,033	$—	$—
Medtronic GIC	499,641	—	499,641	—
Total assets at fair value	$1,163,674	$664,033	$499,641	$—

	Fair Value at	Fair Value Measurements Using Inputs Considered as
	April 30, 2013	Level 1	Level 2	Level 3
Medtronic, Inc. common stock	$571,046	$571,046	$—	$—
Medtronic GIC	495,609	—	495,609	—
Total assets at fair value	$1,066,655	$571,046	$495,609	$—

Note 6 - Related Party Transactions and Party-In-Interest Transactions

The Plan’s investments consist of the Plan’s interest in the Medtronic, Inc. Master Trust Fund and shares of registered investment companies and collective trusts managed by the Plan’s Recordkeeper. All investment transactions are managed by the Trustee and qualify as party-in-interest transactions, which are exempt from the prohibited transactions rules. These transactions are allowed by the Plan and the Puerto Rico Internal Revenue Code of 1994 (the Code). In addition, as previously noted, the Medtronic, Inc. Master Trust Fund invests in the common stock of the Parent Company.

During the year ended April 30, 2014, the Plan had transactions with Vanguard Trust, the Plan’s Recordkeeper, which are allowed by the Plan and the Code. These transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.

Note 7 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	April 30,
	2014	2013
Net assets available for benefits per the financial statements	$105,701	$90,266
Differences in:
Investments	3,938	3,254
Notes receivable from participants	(3,938)	(3,254)
Adjustment from fair value to contract value relating to fully benefit-responsive investment contracts	563	1,147
Net assets available for benefits per the Form 5500	$106,264	$91,413

The Medtronic Puerto Rico Employees’ Savings and Investment Plan
Notes to Financial Statements (in 000’s)

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the net income per the Form 5500:

Year Ended
April 30, 2014

Net increase per the financial statements	$15,435
Add: Adjustment from fair value to contract value relating to fully benefit-responsive investment contracts at April 30, 2014	563
Less: Adjustment from fair value to contract value relating to fully benefit-responsive investment contracts at April 30, 2013	(1,147)
Net income per the Form 5500	$14,851

Fully benefit-responsive GICs are recorded on Form 5500 at fair value as of April 30, 2014 and 2013 while in the Plan’s financial statements these investments are presented at fair value with an adjustment to contract value.

Note 8 - Tax Status

The Plan received a favorable determination letter from the Puerto Rico Treasury Department dated March 13, 2014. The Puerto Rico Treasury Department has determined that the Plan and the related trust are designed in accordance with Section 1081.01 of the Puerto Rico Internal Revenue Code and are, therefore, exempt from Puerto Rico income taxes. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico Treasury Department. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for fiscal years prior to 2010.

SUPPLEMENTAL SCHEDULE

The Medtronic Puerto Rico Employees' Savings and Investment Plan
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
April 30, 2014
(in 000’s)

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Vanguard Wellington Fund Admiral Shares	Registered Investment Company	**	$8,445
*	Vanguard Institutional Index Fund Plus Shares	Registered Investment Company	**	6,824
*	Vanguard Total Bond Market Index Fund: Institutional Plus Shares	Registered Investment Company	**	3,194
*	Vanguard PRIMECAP Fund Admiral Shares	Registered Investment Company	**	2,096
*	Vanguard International Growth Fund Admiral Shares	Registered Investment Company	**	1,850
*	Vanguard Extended Market Index Fund: Institutional Plus Shares	Registered Investment Company	**	1,704
*	Vanguard Windsor II Fund Admiral Shares	Registered Investment Company	**	1,644
*	Frontegra Ironbridge SMID Fund; Institutional Shares	Registered Investment Company	**	1,224
*	Vanguard Inflation-Protected Securities Fund: Institutional Shares	Registered Investment Company	**	238
*	Vanguard Prime Money Market Fund	Registered Investment Company	**	119
	Total Registered Investment Companies			27,338
*	Vanguard Target Retirement 2035 Trust I	Collective Trust	**	8,402
*	Vanguard Target Retirement 2040 Trust I	Collective Trust	**	8,080
*	Vanguard Target Retirement 2045 Trust I	Collective Trust	**	6,214
*	Vanguard Target Retirement 2050 Trust I	Collective Trust	**	5,274
*	Vanguard Target Retirement 2030 Trust I	Collective Trust	**	5,072
*	Vanguard Target Retirement 2025 Trust I	Collective Trust	**	4,873
*	Vanguard Target Retirement 2020 Trust I	Collective Trust	**	2,664
*	Vanguard Target Retirement 2015 Trust I	Collective Trust	**	1,099
*	Vanguard Target Retirement Income Trust I	Collective Trust	**	329
*	Vanguard Target Retirement 2055 Trust I	Collective Trust	**	238
*	Vanguard Target Retirement 2010 Trust I	Collective Trust	**	144
*	Vanguard Target Retirement 2060 Trust I	Collective Trust	**	45
	Total Collective Trusts			42,434
*	Plan’s interest in Medtronic, Inc. Master Trust Fund		**	31,552
*	Participant loans	Interest at 3.25% to 8.25% due at various dates through May 2019	—	3,938
				$105,262
*	Denotes party-in-interest
**	Cost information is excluded, as it is not required for participant-directed investments